SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

Advanced Photonix, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00754E107

(CUSIP Number)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00754E107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Potomac Capital Management LLC

13-3984298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

New York

Number of	5.	Sole Voting Power
Shares		879,703(1)
Beneficially
Owned by	6.	Shared Voting Power
Each		0
Reporting
Person With	7.	Sole Dispositive Power
		879,703 (1)

	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

The Reporting Person owns 879,703 shares consisting of 665,746 shares of common stock and 213,957 warrants.(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.02%(2)

12.	Type of Reporting Person (See Instructions)

HC; OO (Limited Liability Company)

(1)    Potomac Capital Management LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners, LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.

(2)    Based on 29,149,307 shares of common stock of Advanced Photonix, Inc. outstanding as of February 9, 2011.

-

CUSIP No. 00754E107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only)

Paul J. Solit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of	5.	Sole Voting Power
Shares		5,000
Beneficially
Owned by	6.	Shared Voting Power
Each		879,703 (3)
Reporting
Person With	7.	Sole Dispositive Power
		5,000

	8.	Shared Dispositive Power
		879,703 (3)

9. Aggregate Amount Beneficially Owned by Each Reporting Person

884,703 shares of common stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

3.03%(4)

12.	Type of Reporting Person (See Instructions)

HC; IN

(3)    Paul J. Solit may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP, as reported herein. Potomac Capital Management, LLC is the General Partner of Potomac Capital Partners, LP. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.

(4)    Based on 29,149,307 shares of common stock of Advanced Photonix, Inc. outstanding as of February 9, 2011.

Item 1.

(a)	Name of Issuer
ADVANCED PHOTONIX, INC.

(b)	Address of Issuer's Principal Executive Offices
2925 Boardwalk,
Ann Arbor, Michigan 48104

Item 2.

(a)	Name of Person Filing This statement is being filed by
	(i)	Potomac Capital Management LLC; and
	(ii)	Paul J. Solit

(b)	Address of Principal Business Office or, if none, Residence
(i), and (ii)
825 Third Avenue, 33rd Floor
New York, New York 10022

(c)	Citizenship

(i)	New York
(ii)	U.S.

(d)	Title of Class of Securities
Common Stock, par value $.001 per share

(e)	CUSIP Number
00754E107

Item 3. Not Applicable

ITEM 4. OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE

OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

Potomac Capital Management LLC

(a)	Amount beneficially owned:
879,703
(b)	Percent of class:
3.01%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
879,703
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
879,703
(iv) Shared power to dispose or to direct the disposition of
0

Paul J. Solit

(a)	Amount beneficially owned:
884,703
(b)	Percent of class:
3.03%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
879,703
(ii) Shared power to vote or to direct the vote
5,000
(iii) Sole power to dispose or to direct the disposition of
879,703
(iv) Shared power to dispose or to direct the disposition of
5,000

Item 5.              Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.       Identification and Classification of the Subsidiary Which

Acquired the Security Being Reported on By the Parent Holding

Company or Control Person See Exhibit A attached hereto.

Item 8.      Identification and Classification of Members of the Group

Not Applicable.

Item 9.      Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this July 2, 2012

POTOMAC CAPITAL MANAGEMENT LLC
By:	/s/ Paul J. Solit
Paul J. Solit, Managing Member

PAUL J. SOLIT
By:	/s/ Paul J. Solit
Paul J. Solit

EXHIBIT  INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A	Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B	Joint Filing Agreement dated July 2, 2012 among Potomac Capital Management LLC and Paul J. Solit

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)	Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC.

Exhibit B

JOINT FILING AGREEMENT

This Agreement is filed as an exhibit to Schedule 13G/A being filed by Potomac Capital Management LLC and Paul J.Solit in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G/A to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G/A and any amendments thereto and for the completeness and accuracy of theinformation concerning such persons contained therein.

Dated: July 2, 2012

POTOMAC CAPITAL MANAGEMENT LLC
By:	/s/ Paul J. Solit
Paul J. Solit, Managing Member

PAUL J. SOLIT
By:	/s/ Paul J. Solit
Paul J. Solit